40 - 33

OppenheimerFunds®
OppenheimerFunds, Inc.
498 Seventh Avenue, 10th Floor
New York, NY 10018
Tel 212.323.0200 Fax 212.323.4077
www.oppenheimerfunds.com

Melissa L. Weiss
Vice President and
Assistant Counsel
Telephone: 212-323-0247
Facsimile: 212-323-4070
E-mail: mweiss@oppenheimerfunds.com

By Federal Express

September 18, 2003

United States Securities
and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Re: Triffin v. Oppenheimer Strategic Income Fund B, et al.

Civil Action Document filed by
Oppenheimer Strategic Income Fund, File No. 811-5724

To whom it may concern:

I am counsel to OppenheimerFunds, Inc., which is the Investment Advisor to the Oppenheimer Strategic Income Fund, File No. 811-5724 (the "Fund"). Pursuant to the Fund's obligations under Section 33 of the Investment Company Act of 1940, enclosed please find copies of (1) the Notice of Plaintiff's Motion for a Proof Hearing in Support of Plaintiff's Request for Entry of Judgment by Default Against Defendant Oppenheimer Strategic Income Fund B, (2) Certification in Support of Plaintiff's Motion for a Proof Hearing Sur Plaintiff's Request for Entry of Judgment by Default Against Defendant Oppenheimer Strategic Income Fund B, (3) Proof of Mailing, (4) Plaintiff's proposed draft Order, (4) Plaintiff's Certification of Proof and Non-Military Service in Lieu of Affidavit, with attachments and (5) Plaintiff's Certification of Amount Due, with attachments, all of which have been filed with the Superior Court of New Jersey, Law Division, Special Civil Part in Triffin v. Oppenheimer Strategic Income Fund B, et al.

Please do not hesitate to contact me if you have any questions about this matter or if you require any additional information.

Very truly yours,

Melissa L. Weiss

Melissa L. Weiss
Vice President and
Assistant Counsel

Enclosures

cc: Lawrence Greene
United States Securities
and Exchange Commission
450 Fifth Street, NW
Room 5417
Washington, D.C. 20549

Allan Adams, Esq.
Robert G. Zack, Esq.

ROBERT J. TRIFFIN, pro se
5131 TOWNSHIP LINE ROAD
P.O. BOX 551
DREXEL HILL, PA 19026
VOICE: (610) 449-7853
FAX: (610) 449-6320
E-MAIL: RJTRIFFIN@RCN.COM

ROBERT J. TRIFFIN	: IN THE SUPERIOR COURT OF : NEW JERSEY, SPECIAL CIVIL PART
v.	:
	: PASSAIC COUNTY
OPPENHEIMER STRATEGIC INCOME FUND B; et al	:
	: DOCKET NO. DC-004374-03
	: NOTICE OF PLAINTIFF'SMOTION : FOR A PROOF HEARING IN : SUPPORT OFPLAINTIFF'S REQUEST : FOR ENTRY OF JUDGMENT : BY DEFAULT AGAINST : DEFENDANT OPPENHEIMER : STRATEGIC INCOME FUND B :
	: ORAL ARGUMENT REQUESTED : IF MOTION IS OPPOSED !

TO: Oppenheimer Strategic Income Fund B
10200 East Girard, Building D
Denver, CO 80231-5516

PLEASE TAKE NOTICE that pursuant to R. 6:3-3, the undersigned pro se plaintiff will make application in the Superior Court of New Jersey, Special Civil Part, at the Passaic County Court House, 71 Hamilton Street Paterson, NJ / 07505 for an Order scheduling a proof hearing in support of plaintiff's request that the Court enter judgment by default against you.

TAKE FURTHER NOTICE that pursuant to New Jersey Court Rule R. 6:3-3(2):

"The address of the Court to which this motion is being presented is as follows: Passaic County Special Civil Part, Superior Court of New Jersey, Passaic County Court House / 71 Hamilton Street / Paterson, NJ 07505. In addition, the Order sought will be entered in the discretion of the Court unless the attorney or pro se party upon whom this motion is served notifies the clerk of the Court and pro se plaintiff in writing within ten days after the date of service of this motion that the responding party objects to the entry of the requested Order."

In addition, pursuant to New Jersey Court Rule 6:3-3(b)(3):

"NOTICE. IF YOU WANT TO RESPOND TO THIS MOTION YOU MUST DO SO IN WRITING. Your written response must be in the form of a certification or affidavit. That means that the person signing it swears to the truth of the statements in the certification or affidavit and is aware that the court can punish him or her if the statements are knowingly false. You may ask for oral argument. If the court grants oral argument, you will be notified of the time, date, and place. Your response, if any, must be in writing event if you request oral argument. Any papers you send to the court must also be sent to the opposing party, or the opposing party if they are not represented by an attorney."

TAKE FURTHER NOTICE that Movant specially requests oral argument if opposition is filed to the entry of the within Order.

Date: September 5, 2003

ROBERT J. TRIFFIN, pro se
P.O. BOX 151
DREXEL HILL, PA 19026
(610) 449-7853
FAX / (610) 449-6320
E-mail: RJTRIFFIN@RCN.COM

ROBERT J. TRIFFIN, pro se
5131 TOWNSHIP LINE ROAD
P.O. BOX 551
DREXEL HILL, PA 19026
VOICE: (610) 449-7853
FAX: (610) 449-6320
E-MAIL: RJTRIFFIN@RCN.COM

ROBERT J. TRIFFIN v. OPPENHEIMER STRATEGIC INCOME FUND B; et al	IN THE SUPERIOR COURT OF NEW JERSEY, SPECIAL CIVIL PART PASSAIC COUNTY DOCKET NO. DC-004374-03 CERTIFICATION IN SUPPORT OF PLAINTIFF'S MOTION FOR A PROOF HEARING SUR PLAINTIFF'S REQUEST FOR ENTRY OF JUDGMENT BY DEFAULT AGAINST DEFENDANT OPPENHEIMER STRATEGIC INCOME FUND B

STATEMENT Of MATERIAL FACTS

1. On August 19, 2003, plaintiff filed with this Court a request for entry of judgment by default against defendant Oppenheimer Strategic Income Fund B, "Oppenheimer".

2. Attached hereto as Exhibit "A" is a copy of plaintiff's referenced request for entry of judgment by default.

3. On August 20, 2003, this Court issued a form Order, but without advance notice or an opportunity to be heard, that denied plaintiff's request for entry of judgment against Oppenheimer.

4. A copy of the Court's referenced Order is attached hereto as Exhibit "B".

5. Plaintiff submits that as a matter of law, trial Court erred in entering the referenced Order when it imposed upon plaintiff evidentiary conditions that are not set forth in the applicable New Jersey Statutes or the Rules of Court.

6. In addition, plaintiff wishes leave to supplement his request for entry of judgment by default with a certification, and as now required by the Court's recently enacted Rule changes, as to the factual basis for service of process upon Oppenheimer.

7. I, Robert J. Triffin, certify that the foregoing statements made by me are true. I am aware that if any of the forgoing statements made by me are willfully false, I am subject to punishment.

WHEREFORE, Plaintiff requests that this Court schedule a proof hearing in support of plaintiff's request for entry of judgment by default against defendant Oppenheimer Strategic Income Fund B at the Court's earliest opportunity.

Date: September 5, 2003

ROBERT J. TRIFFIN, pro se
P.O. BOX 551
DREXEL HILL, PA 19026
(610) 449-7853
FAX / (610) 449-6320
E-mail: RJTRIFFIN@RCN.COM

ROBERT J. TRIFFIN, pro se
5131 TOWNSHIP LINE ROAD
P.O. BOX 551
DREXEL HILL, PA 19026
VOICE: (610) 449-7853
FAX: (610) 449-6320
E-MAIL: RJTRIFFIN@RCN.COM

ROBERT J. TRIFFIN	:	IN THE SUPERIOR COURT OF
	:	NEW JERSEY, SPECIAL CIVIL PART
v.	:	
	:	PASSAIC COUNTY
OPPENHEIMER STRATEGIC INCOME	:	
FUND B; et al	:	
	:	DOCKET NO. DC-004374-03
		PROOF OF MAILING

On September 5, 2003, I the undersigned, mailed to the following party(ies) in interest by the following identified certified mail serial number(s), a true and correct copy of plaintiff's accompanying motion.

Oppenheimer Strategic Income Fund B
10200 East Girard, Building D
Denver, CO 80231-5516

(Service By Certified Mail No. 7003 0500 0004 3592 5658)

The foregoing statements made by me are true. I am aware that if any of the forgoing statements made by me are willfully false, I am subject to punishment.

Date: September 5, 2003

RESPECTFULLY SUBMITTED,

ROBERT J. TRIFFIN, pro se
P.O. BOX 551
DREXEL HILL, PA 19026
(610) 449-7853
FAX / (610) 449-6320
E-mail: RJTRIFFIN@RCN.COM

ROBERT J. TRIFFIN, pro se
5131 TOWNSHIP LINE ROAD
P.O. BOX 551
DREXEL HILL, PA 19026
VOICE: (610) 449-7853
FAX: (610) 449-6320
E-MAIL: RJTRIFFIN@RCN.COM

ROBERT J. TRIFFIN	:	IN THE SUPERIOR COURT OF
	:	NEW JERSEY, SPECIAL CIVIL PART
v.	:	
	:	PASSAIC COUNTY
OPPENHEIMER STRATEGIC INCOME	:	
FUND B; et al	:	
	:	DOCKET NO. DC-004374-03
		ORDER

THIS MATTER, being opened to the Court by pro se plaintiff Robert J. Triffin, upon the filing of a motion for this Court to conduct a proof hearing in support of the Court's entry of judgment by default against defendant Oppenheimer Strategic Income Fund B and the Court having reviewed all moving papers and any response thereto and all pleadings on file, together with the arguments of counsel/parties; and good cause having been shown;

IT IS on this ______________ day of ____________________________, 2003, ORDERED that a proof hearing in support of plaintiff's request for this Court to enter judgment by default against defendant Oppenheimer Strategic Income Fund B is granted. The Clerk of the Court's Special Civil Part shall schedule this matter for a hearing at the Court's earliest opportunity.

A copy of this Order shall be served upon all parties within (7) of its receipt by plaintiff.

____

J. S. C.

[ ] Opposed
[ ] Unopposed

FILE COPY

ROBERT J. TRIFFIN	:	IN THE SUPERIOR COURT OF NEW JERSEY, SPECIAL CIVIL PART
v.	:	
	:	PASSAIC COUNTY
OPPENHEIMER STRATEGIC INCOME FUND B ; et al	:	
	:	DOCKET No. DC-004374-03
	:	CERTIFICATION OF PROOF AND NON-MILITARY SERVICE IN LIEU OF AFFIDAVIT

FILED AUG 19 2003 PASSAIC CO. SPECIAL CIVIL PART

(1) As follows, pro se plaintiff, Robert J. Triffin, requests that this Court enter judgment by default against the defendant Oppenheimer Strategic Income Fund B, and in support of plaintiff's request for entry of judgment against the referenced defendant plaintiff submits the following certifications of fact:

(2) I, Robert J. Triffin, pro se, am personally aware with all the proceedings in the above matter. The factual basis for my personal knowledge is that I have personally – and exclusively – handled all litigation in this action.

(3) Plaintiff's proofs as comprised of defendant Oppenheimer Strategic Income Fund B's dishonored check and plaintiff's assignment agreement, and which are both attached hereto.

(3) Pursuant to R. 1:5-7, no certification of non-military service is required for defendant, Oppenheimer Strategic Income Fund B because it in not an individual and only individuals are with the scope of the Soldiers and Sailors Civil Relief Act of 1940.

(4) **The source of the address used for service of plaintiff's summons and complaint upon defendant Oppenheimer Strategic Income Fund B is the address obtain from the attached internet search.**

(5) The items of plaintiff's claim consist of:

Plaintiff's First Claim

(a) **$427.94** face amount of defendant Oppenheimer Strategic Income Fund B, dishonored check.

(b) The date of plaintiff's claim is the date of defendant Oppenheimer Strategic Income Fund B drew its referenced dishonored check.

(c) Plaintiff's assignor check casher's $46.00 return check fee as posted in its place of business for all checks that its cashes and that are dishonored when presented for payment.

(d) Plaintiff's $32.00 electronic bankruptcy status inquiry fees for each of the defendants in this action, and which in necessitated by Section 362 of 11 U.S.C.

(e) As requested in plaintiff's complaint, and pursuant to the controlling decision of North Avenue East Check Cashing v. Aluf Plastics, 212 N.J. Super. 595, (App. Div. 1986), this request for entry of judgment includes **$92.85** of pre-judgment interest, as calculated pursuant to R. 4:42-11(a), from date of the underlying dishonored check, through the submission of this request for entry of judgment by default on **August 18, 2003**.

(f) Through the attached Certification of Amount Due, plaintiff sets forth an accounting of all the components of plaintiff's request for entry of judgment by default.

I, Robert J. Triffin, pro se, certify that the foregoing statements made by me are true. I am aware that if any of the foregoing statements made by me are willfully false, I am subject to punishment.

Date: August 18, 2003

ROBERT J. TRIFFIN, pro se
P.O. BOX 551
DREXEL HILL, PA 19026
Voice: (610) 449-7853
FAX: (610) 449-6320
E-Mail: RJTRIFFIN@RCN.COM

ASSIGNMENT AGREEMENT

WITNESSETH, This Agreement by and between Robert J. Triffin, - hereafter "Buyer" - and **17 West Broadway Trading Corporation** . hereafter "Seller" principal offices are located at the address that appears below the acceptance signature of Seller's agent on this assignment agreement.

1. I, certify that I am the Seller's **President**, and have been since **1986**, and that I am authorized by Seller to execute this assignment agreement on its behalf.
2. I, **Pat Viswan** , am aware that if any of the following statements made by me are willfully false, I am subject to punishment under the laws of New Jersey. Accordingly, I certify that the following facts to the true and correct to the best of my knowledge, information and belief.
3. There is presently due and owing Seller by such primary and secondary parties as set forth below – hereafter "Debtors" – the principal sum of: **$427.94** , (hereafter "Claim").

Oppenheimer Strategic Income Fund B; (Ind. & T/A) OppenheimerFunds
(And)
Allen McDowell

4. In consideration of Seller's acceptance of Buyer's offer as set forth herein to purchase all of Seller's rights in the referenced claim, and in consideration of Seller's contemporaneous receipt of Buyer's payment - or other consideration - for Seller to enter into this assignment agreement, and the receipt of such consideration Seller now acknowledges; Buyer and Seller agree as follows:
5. Seller now transfers to Buyer all of Sellers rights in the referenced claim and that arises from a check, copy of which is attached hereto, that the noted parties respectively drew and cashed with Seller, and that was dishonored when presented by Seller for payment.
6. Seller agrees that all Seller's rights to sue upon any theory of state or federal liability, as well as, to collect all service charges, and pre-judgment interest upon the referenced claim(s), are now also assigned to Buyer.
7. Seller warrants to the best of its knowledge upon confirmation of its books, records, and routine business procedures; that Seller gave value for the referenced check by cashing it for the payee who is identified on the referenced check.
8. Seller warrants that at the time it cashed the referenced check, it had no notice of any defense, or claim in recoupment, of any party to the payment of the referenced check.
9. Seller warrants that at the time it cashed the referenced check, the check did not bear any evidence of forgery or alteration.
10. Seller warrants that at the time it cashed the referenced check, the check was neither irregular or incomplete as to call into question its authenticity.
11. Seller warrants that at the time it cashed the referenced check, it acted in good faith by complying with all applicable New Jersey and Federal statutes and regulations.
12. Seller warrants that at the time it cashed the referenced check, it had no notice that the referenced check was overdue or had been dishonored.
13. Seller warrants that at the time it cashed the referenced check, it had no notice that there was an uncured default with respect to payment of another instrument issued as part of the same series.
14. Seller warrants that at the time it cashed the referenced check, it had no notice that the referenced check contains an unauthorized signature, or had been altered.
15. Seller warrants that subsequent to it cashing the above referenced check, a copy of which is attached hereto, that it was returned to Seller as dishonored when presented by Seller for payment to the bank upon which it is drawn.
16. Seller warrants that it is part of its routine business operations to periodically offer the dishonored checks that it has cashed for Buyer's purchase at a discount.

17. Seller represents and warrants to Buyer that there are no set-offs, counterclaims, abatements, and/or defenses cognizable at law or equity which will render the referenced claim legally unenforceable - and/or reduced in amount - as against any of the identified Debtor(s), or any other party that may be secondarily liable on the referenced claim.

18. Seller agrees to supply Buyer with all original or other available documentation in its possession and/or control as may be needed by Buyer to document - or prove in a Court of law - the origin and existence of the referenced Claim.

19. Seller warrants and represents to Buyer that Seller has good, unencumbered, clear, and exclusive title and ownership of the referenced Claim.

20. Seller unconditionally agrees to make available at any Court proceedings - and without need for issuance of a subpoena duces tecum to Seller - arising from any litigation concerning the referenced Claim, Seller's appropriate personnel to testify on Buyer's behalf - and without charge to Buyer - as to the facts that give rise to the referenced Claim.

21. Provided that none of Seller's present representations concerning the existence of the referenced claim are not shown to be untrue, and provided that Seller has testified through its appropriate personnel at any Court proceedings concerning the origin and assignment of the referenced Claim, and provided that Seller has supplied Buyer with all available documentation necessary to prove the existence of the referenced Claim; - Buyer agrees to purchase the referenced Claim without recourse to Seller.

22. Seller warrants and represents to Buyer that all of the facts and/or representations made to Buyer in connection with the referenced Claim are true and correct; - including but not limited to all facts in all supporting documents supplied to Buyer by Seller evidencing the existence of the referenced Claim.

23 In the event Seller is determined by a Court of law to have breached any covenant, promise, or representation contained herein; Seller agrees that Buyer's measure of damages will be the entire amount of the referenced claim; and if suit has been commenced on the referenced claim, Buyer's measure of damages will be the entire amount of Buyer's "prayer for relief" in the underlying litigation together with statutory interest and all Court and associated litigation costs in both Court actions.

24 Seller warrants and promises that all payments it may receive from any of the referenced Debtors - and commencing with today's date - shall be the exclusive property of Buyer, and that Seller shall have no right to retain, deposit, pledge, use, or negotiate any such payments.

25. Seller warrants and represents that the above identified claim arose from a commercial transaction and that Seller makes no representation as to the collectablity of the referenced Claim.

26. Without prejudice to Buyer's right to select a jurisdiction within which to bring any litigation upon the claim now assigned to Buyer - or upon this assignment agreement - Seller represents and warrants that the above referenced claim now assigned to Buyer is governed by the law of the state of New Jersey.

27. For purposes of the Seller's convenience, and in consideration of Seller's receipt on the date below of Buyer's payment or other consideration for Seller to enter into this assignment agreement, Seller agrees that this assignment agreement shall be deemed by a Court of law as binding upon Seller so long as this assignment agreement sets forth on its face any of the following: the original, a copy, or a facsimile signature of anyone who purports to be authorized by Seller to enter into his assignment agreement on Seller's behalf.

28. Buyer and Seller agree, that all there prior negotiations and representations are deemed merged into and made a part of this written Assignment Agreement, and that Buyer and Seller intend to serve as the sole and exclusive memorial of all their agreement(s) concerning the assignment of the referenced Claim to Buyer.

INTENDING TO BE LEGALLY BOUND, Buyer, and Seller, as identified herein individually, accept and enter into this addendum to the referenced assignment agreement this 11th day of March, 2003.

ROBERT J. TRIFFIN, (Buyer)

Pat Viswan, President.
17 West Broadway Trading Corporation (Seller)
17 West Broadway
Paterson, NJ 07505

Triffin's Control # 10191

THE FACE OF THIS DOCUMENT HAS A COLORED BACKGROUND ON WHITE PAPER

OppenheimerFunds®

CHECK NO. 4535384
Liquidation 51-80/111

OPPENHEIMER STRATEGIC INCOME FUND B

Payment Date 08/07/00 Fund/Account 2312311316007

AUG 22 2000

PAYMENT STOPPED

AMOUNT
*******427.94

$FOUR HUNDRED TWENTY-SEVEN & 94/100

PAY TO THE ORDER OF
ALLEN MC DOWELL
85 5TH AVE STE 5
PATERSON NJ 07524-1112

C80966
PAYMENT STOPPED

Brian W. Wixted

BankBoston, N.A.
CONNECTICUT
HARTFORD, CT

THE BACK OF THIS DOCUMENT CONTAINS AN ARTIFICIAL WATERMARK - HOLD AT AN ANGLE TO VIEW

⑈ 4535384⑈ ⑆011100805⑆ 574 27739⑈ ⑈0000042794⑈

FOR DEPOSIT ACCT. #2000255043250
AUG 17 2000
17 W. ... TRADING
LICENSED CASHIER OF CHECKS

8/23

PAYMENT STOPPED

TRIPS
011100805 002
08212000
2702752770

▶031000011◀ 08182000
FUNB-NA
CARLSTADT NJ
6025947885

Allen Mc Dowell
7905303

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ROBERT J. TRIFFIN	:	IN THE SUPERIOR COURT OF NEW JERSEY, SPECIAL CIVIL PART
v.	:	PASSAIC COUNTY
OPPENHEIMER STRATEGIC INCOME FUND B ; et al	:	DOCKET No. DC-004374-03
	:	CERTIFICATION OF AMOUNT DUE

I, Robert J. Triffin, pro se, being of full age, do hereby certify that I am fully qualified to make the following certification on my own behalf.

1. The amount of plaintiff's request for judgment against defendant Oppenheimer Strategic Income Fund B is composed of the following elements.

Plaintiff's First Claim

a. Plaintiff's $622.74 prayer for relief as set forth in count one of the plaintiff's complaint.

b. $92.85 of pre-judgment interest as requested as of right in plaintiff's complaint from the check date, August 7, 2000 to date of entry of plaintiff's judgment.

The components of plaintiff's interest calculations are as follows:

(1) $427.94 @ 6% simple, (August 7, 2000 through December 31, 2002) x 876 days/365 days per year =$84.80.

(2) $427.94 @ 3% simple, (January 1, 2003 through August 18, 2003) x 229 days/365 days per year =$8.05.

WHEREFORE, The undersigned respectfully requests that the Court enter judgment in favor of plaintiff against defendant in the amount of **$715.59 together with all court costs and interest from August 18, 2003** to follow.

I HEREBY CERTIFY that the foregoing statements made by me are true. I am aware that if any of the foregoing statements made by me are willfully false, I am subject to punishment.

Date: August 18, 2003

ROBERT J. TRIFFIN, pro se
P.O. BOX 5[illegible]1
DREXEL HILL, PA 19026
(610) 449-7853

FAX / (610) 449-6320

FILED

AUG 22 2003

CHRISTINE L. MINIMAN
J.S.C., SUPERIOR COURT

PREPARED BY THE COURT

Robert J. Triffin Plaintiff(s), vs. Oppenheimer Strategic Income Fund B, et al Defendant(s).	SUPERIOR COURT OF NEW JERSEY LAW DIVISION--PASSAIC COUNTY SPECIAL CIVIL PART DOCKET NO. DC- 4374-03 Civil Action ORDER DENYING ENTRY OF JUDGMENT BY DEFAULT

This matter having been brought before the court on application of plaintiff for entry of judgment by default, and the court having reviewed the proofs submitted and having found them deficient for the reasons stated hereafter,

It is on this 20th day of August, 2003, ORDERED that application for entry of judgment by default is denied without prejudice; and

It is FURTHER ORDERED that any subsequent application shall remedy the described deficiencies or shall submit a letter brief setting forth the legal and factual basis for plaintiff's contention that the proofs were not deficient; and

It is FURTHER ORDERED, in light of current judicial staff shortages and the 30-day requirement of R. 6:6-3(a), that any subsequent application may not incorporate by reference previously filed papers; and

It is FURTHER ORDERED that a copy of this order shall be attached to any subsequent application for entry of judgment by default; and

It is FURTHER ORDERED that if the subsequent application is filed more than six months after entry of default that the subsequent application pursuant to R. 6:6-3(d) must be made by notice of motion duly served on defendant(s) and filed in accordance with the Rules.

Comments/Other: See attached Statement of Reasons.

Christine L. Miniman
Judge of the Superior Court

STATEMENT OF REASONS

Insufficient Proof of Sum Certain

___ The affidavit of proof fails to set forth a **particular statement** of ☐ the items of the claim, ☐ the amount and date for each item of the claim, ☐ the calculated amount of interest, and ☐ the amount of any payments or credits. R. 6:6-3(a); T & S Painting and Maintenance, Inc. v. Baker Residential, 333 N.J. Super. 189, 192-93 (App. Div. 2000).

___ The affidavit of proof did not ☐ **attach** or ☐ **authenticate** the note, contract, terms and conditions, or other writing evidencing the details of the debt, such as an invoice or statement showing date debt incurred, category of goods or services rendered, charges, payments, etc. R. 6:6-3(a); N.J.R.E. 901; T & S Painting and Maintenance, Inc. v. Baker Residential, 333 N.J. Super. 189, 192-93 (App. Div. 2000); Sellers v. Schonfeld, 270 N.J. Super. 424, 428 (App. Div. 1986) (documents must be incorporated by reference in an affidavit which properly authenticates material which is otherwise admissible). Current staffing level prevents retrieving the complaint to review attachments.

X The **amount claimed** exceeds or does not equal the amount in the last statement issued to defendant; no explanation of the difference is given.

___ The amount or type of charge claimed is **not covered** by the parties' agreement.

___ The affidavit of proof does not aver that the amount claimed is not based on the amount due after the **repossession** of a chattel. R. 6:6-3(c).

___ The **statement of account** does not appear to ☐ have been created by plaintiff or ☐ have been supplied to defendant or ☐ be otherwise admissible into evidence.

___ The **date** of ☐ initial default or ☐ last payment has not been proven.

___ The ☐ rate of **interest** or ☐ agreement to pay rate sought has not been proven.

X No proofs were submitted as to **defendant** Oppenheimer.

Open-End Credit Card Plans, 15 U.S.C. § 1602(I) and 12 C.F.R. § 226.2(a)(20)

___ The document attached to the affidavit of proof does not appear to be a **periodic statement** for the last billing cycle as prescribed by 15 U.S.C. § 1637(b) and 12 C.F.R. § 226.7 in that some or all of the following information is missing: (a) previous balance, (b) identification of transactions, (c) credits, (d) periodic rates, (e) balance on which finance charge computed, (f) amount of finance charge, (g) annual percentage rate, (h) other charges, (i) closing date of billing cycle and new balance, (j) free-ride period, and (k) address for notice of billing errors.

___ The document attached to the affidavit is not the type of **computer-generated report** intended by R. 6:6-3(a) in that some or all of the following information is missing: (a) previous balance, (b) identification of transactions, (c) credits, (d) periodic rates, (e) balance on which finance charge computed, (f) amount of finance charge, (g) annual percentage rate, (h) other charges, (i) closing date of billing cycle and new balance, (j) free-ride period, and (k) address for notice of billing errors.

___ The periodic statement for the last billing cycle or the computer-generated report has **not been authenticated** as a true copy of plaintiff's business records. N.J.R.E. 901, 803(c)(6).

___ Neither the computer-generated report nor the affidavit of proof **identifies the creditor** and/or explains the entries in the report.

___ Although the reverse side of the periodic statement for the last billing cycle has been attached, the **obverse side** has not.

___ The affidavit of proof fails to demonstrate that the attached terms and conditions were **applicable to the account**, i.e., that they were issued prior to the last charge made to the account by defendant.